UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Zedge, Inc.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

98923T104

(CUSIP Number)

Michael Jonas

c/o Zedge, Inc.

1178 Broadway, 3rd Floor #1450

New York, NY 10001

(330) 577-3424

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D/A

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Michael Jonas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,864,673
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,864,673
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,673
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D/A

This Amendment No. 1 to Schedule 13D (this “Amendment”) supplements and amends the information contained in the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on November 4, 2016. Terms used but not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer

This Amendment relates to shares of Class B common stock, $0.01 par value (“Class B Common Stock”) of Zedge, Inc., a Delaware corporation (the “Company” or “Zedge”).  The Company’s principal executive offices are located at 1178 Broadway, 3rd Floor #1450, New York, NY 10001.

Item 2. Identity and Background

Michael Jonas. c/o Zedge, Inc., 1178 Broadway, 3rd Floor #1450, New York, NY 10001. Mr. Jonas is Executive Chairman and Chairman of the Board of Directors of the Company.

During the last five years, Mr. Jonas has not been convicted in a criminal proceeding. During the last five years, Mr. Jonas was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws. Mr. Jonas is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The matters set forth in Item 4 of this Amendment are incorporated in this Item 3 by reference as if fully set forth herein.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

On February 7, 2018, Michael Jonas (“Mr. Jonas”) received a grant of 108,553 restricted shares of Class B Common Stock that have since vested.

On May 2, 2019, Mr. Jonas sold 47,394 shares of Class B Common Stock in a private transaction at a price of $2.11 per share.

On November 7, 2019, Mr. Jonas received a grant of 1,411 restricted shares of Class B Common Stock, that have since vested.

On February 8, 2021, Mr. Jonas received a grant of 92,593 restricted shares of Class B Common Stock that vested or are scheduled to vest as follows: 30,865 on February 7, 2022 and 30,864 on each of February 7, 2023 and February 7, 2024.

On July 13, 2021, Mr. Jonas sold 13,399 shares of Class B Common Stock at a price of $18.53 per share.

On July 14, 2021, Mr. Jonas sold 49,596 shares of Class B Common Stock at a price of $18.71 per share.

Between July 30, 2021 and August 10, 2021, Mr. Jonas sold an aggregate of 32,875 shares of Class B Common Stock at a price per share between $17.03 and $17.09.

On September 7, 2022, Mr. Jonas received 2,175 shares of Class B Common Stock upon the vesting of previously granted deferred stock units.

SCHEDULE 13D/A

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended by deleting them in their entirety and substituting the following therefor:

As of the date hereof, Mr. Jonas beneficially owns 1,864,673 shares, which includes (i) 524,775 shares of Class A common stock (by virtue of the fact that they are convertible into shares of the Company’s Class B Common Stock on a one- for-one basis), and (ii) 1,339,898 shares of Class B Common Stock, including 30,864 unvested restricted shares which are scheduled to vest on February 7, 2024.

These 1,864,673 shares represent approximately 12.6% of the issued and outstanding shares and 57% of the combined voting power of the Company’s outstanding capital stock based on 524,775 shares of Class A common stock and 14,250,011 shares of Class B Common Stock issued and outstanding as of December 12, 2022, the date of the most recently filed Form 10-Q.

As used herein, the term “beneficially owns” shall be construed as defined by Rule 13d-3 promulgated under the Securities Exchange Act of 1934.

(c) Except as described herein, no transactions in the Class B Common Stock were effectuated by the Reporting Person during the 60 days prior to the date of this Amendment.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2023

/s/ Michael Jonas
Michael Jonas

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